EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days. Unless otherwise indicated below, all trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
11/28/2025	Sell	1,025**	0
11/28/2025	Buy	27,875	5.90

**Pro-rata distribution in-kind for no consideration.